Stratifund, Inc.
A Delaware Corporation

Financial Statements and Independent Accountant's Review Report

April 30, 2016

STRATIFUND, INC.

TABLE OF CONTENTS



To the Board of Directors of
Stratifund, Inc.
Minneapolis, Minnesota

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Stratifund, Inc. (Delaware corporation), which comprise the balance sheet as of April 30, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from February 9, 2016 (inception) to April 30, 2016. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

/s/ Artesian CPA, LLC

Denver, Colorado
May 14, 2016

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

STRATIFUND, INC.
BALANCE SHEET
As of April 30, 2016

ASSETS

Current Assets:

Cash and cash equivalents	$	101,643
Other current assets		5,526
Total current assets		107,169
TOTAL ASSETS	$	107,169

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts payable	$	11,318
Accrued interest payable		833
Convertible notes payable		192,288
Total current liabilities		204,439
Total Liabilities		204,439

Stockholders' Equity:

Common Stock, 10,000,000 authorized, $0.00001 par, -0- issued and outstanding at April 30, 2016	-
Additional Paid-In Capital	-
Accumulated Deficit	(97,270)
Total Stockholders' Equity	(97,270)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $	107,169

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-2-

STRATIFUND, INC.
STATEMENT OF OPERATIONS
For the period from February 9, 2016 (inception) to April 30, 2016

Revenues:	$	-
Operating Expenses:		
Contractors		38,000
Research and development		32,881
Professional fees		21,286
Sales and marketing		3,378
General and administrative		892
Total Operating Expenses		96,437
Loss from Operations		(96,437)
Other Expense:		
Interest expense		833
Total Other Expenses		833
Net Loss	$	(97,270)

STRATIFUND, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period from February 9, 2016 (inception) to April 30, 2016

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Number of Shares	Amount	Paid-In Capital	Deficit	Equity
Balance at February 9, 2016 (inception)	-	$ -	$ -	$ -	$ -
Net Loss	-	-	-	(97,270)	(97,270)
Balance at April 30, 2016	-	$ -	$ -	$ (97,270)	$ (97,270)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

STRATIFUND, INC.
STATEMENT OF CASH FLOWS
For the period from February 9, 2016 (inception) to April 30, 2016

Cash Flows From Operating Activities		
Net Loss	$	(97,270)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses		(5,526)
Increase in accounts payable		11,318
Increase in accrued interest payable		833
Net Cash Used In Operating Activities		(90,645)
Cash Flows From Financing Activities		
Proceeds from convertible note payable		192,288
Net Cash Provided By Financing Activities		192,288
Net Change In Cash		101,643
Cash at Beginning of Period		-
Cash at End of Period	$	101,643

STRATIFUND INC.
NOTES TO THE FINANCIAL STATEMENTS
As of April, 30 2016 and for the period from February 9, 2016 (inception) to April 30, 2016

NOTE 1: NATURE OF OPERATIONS

Stratifund, Inc. (the "Company"), is a corporation organized February 9, 2016 under the laws of Delaware. The Company was formed to provide educational resources and independent research reports in support of the equity crowdfunding industry, helping create greater transparency and empowering the everyday investor to make informed investment decisions.

As of April 30, 2016, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted primarily of formation activities, website development, and preparations to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, has not generated any revenues or profits since inception, and has sustained a net loss of $97,270 for the period ended April 30, 2016. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no accounts receivable or associated allowances for doubtful accounts established as of April 30, 2016.

Capital Assets

Furniture, equipment, and software are recorded at cost. Depreciation/amortization is recorded for furniture, equipment, and software using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

Website Development Costs

The Company accounts for software development costs in accordance with several accounting pronouncements, including FASB ASC 730, Research and Development, FASB ASC 350-40, Internal-Use Software, FASB 985-20, Costs of Computer Software to be Sold, Leased, or Marketed and FASB ASC 350-50, Website Development Costs. Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for use internal and external, is expensed to operations as research and development in the period incurred. The Company capitalizes certain costs in the development of its proprietary software for the period after technological feasibility was determined and prior to marketing and initial sales. Costs incurred after determination of readiness for market are expensed to operations in the period incurred. Website development costs are capitalized, under the same criteria as marketed software.

The Company expensed $32,881 of costs related to the development of its website software during the period from inception through April 30, 2016 to research and development, as the technological feasibility of the website was not achieved as of April 30, 2016.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of April 30, 2016.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. Certain expenses were incurred prior to the Company's inception and are recognized in these financial statements as being incurred effective on the inception date.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: CONVERTIBLE NOTE PAYABLE

On February 10, 2016, the Company entered into a convertible debt agreement with a related party in the aggregate principal amount of $200,000. The agreement calls for a maturity date of December 31, 2016 and no principal or interest payments are required until the maturity date. The note bears a fixed interest rate of 5% per annum. The note was funded partially with two cash payments totaling $150,000, plus $42,288 of expenses paid by the holder on the Company's behalf, resulting in outstanding principal of $192,288 as of April 30, 2016. Therefore, $7,712 of principal has yet to be drawn on this note as of April 30, 2016. At April 30, 2016, accrued interest pertaining to this obligation totaled $833.

Conversion:

In the event of next qualifying equity financing (as defined in the note agreement) with gross proceeds exceeding $1,000,000 and prior to the maturity of the note, the note's outstanding principal and accrued interest automatically convert into shares of common stock for the number of shares equal to the quotient obtained by dividing the principal and accrued interest by the conversion price of $0.05 per share. The accrued interest may be excluded from conversion and paid in cash at the Company's option. In the event of a corporate transaction (as defined in the note agreement), the holder is provided the option to convert into shares of common stock for the number of shares equal to the quotient obtained by dividing the principal and accrued interest by the conversion price of $0.05 per share, or take cash payment of an amount determined by multiplying the principal amount of the note by two, plus then outstanding accrued interest. At maturity, if not previously converted, the holder has the option to convert the note into shares of common stock for the number of shares equal to the quotient obtained by dividing the principal and accrued interest by the conversion price of $0.05 per share.

The Company analyzed the conversion features to determine whether any qualify as a beneficial conversion feature, and determined that based on the fair value of the Company's common stock at the note's issuance date, the conversion features are not beneficial. Accordingly, a discount was not recorded against the note related to the conversion feature.

NOTE 5: STOCKHOLDER'S EQUITY

The Company has authorized the issuance of 10,000,000 shares of $0.00001 par common stock. At April 30, 2016, no shares of common stock were authorized, issued, or outstanding.

Subsequent to April 30, 2016, on May 2, 2016, the Company issued a total 4,000,000 shares of common stock to five individuals for purchase prices at the common stock par value of $0.00001 per share under restricted stock purchase agreements. The restricted stock purchase agreements call for vesting of 25% of the shares upon issuance, then monthly vesting of the remaining 75% of the shares at a rate of 1/36 per month for a period of 36 months. The unvested portions of these issuances are subject to automatic repurchase by the Company upon voluntary or involuntary termination, with or without cause, at the original purchase price (adjusted for stock splits, stock dividends, and other such events). However, the unvested portion of these issuances vests immediately and fully upon a change in control (as defined in the restricted stock purchase agreements) or upon termination in connection with or within 12 months of a change of control.

NOTE 6: INCOME TAXES

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At April 30, 2016, the Company had a net operating loss of $97,270, which would expire in 2036. The Company is subject to Federal and Minnesota income taxes at rates of approximately 34% and 9.5%, respectively, and has used an effective blended rate of 40.5% to derive a net deferred tax asset of $39,394. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating losses before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero, and accordingly, has not recorded an income tax provision or benefit for the period ended April 30, 2016.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the period ended April 30, 2016, the Company recognized no interest and penalties.

The Company files U.S. Federal and Minnesota state income tax returns. Since the Company was formed on February 9, 2016, no returns have been filed to date. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 7: RELATED PARTIES

As described in Note 4, the Company entered into a convertible debt agreement with a related party. This related party is also the owner of a business that has provided services to assist with launching the Company. These services include office space, IT infrastructure, office supplies, and the assistance of certain employees. During the period from inception to April 30, 2016, the Company incurred $38,000 in fees for these services. All such expenses were allocated under the specific identification method as the Company has not yet commenced substantial operations to warrant the allocation of any common expenses. Management asserts that the allocation methodology is reasonable and reflects management's estimate of what the expenses would have been on a stand-alone basis.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

In April 2015, the FASB issued ASU No. 2015-05 on "Intangibles-Goodwill and Other-Internal-Use Software." The pronouncement provides criteria for customers in a cloud computing arrangement to use to determine whether the arrangement includes a license of software. The criteria are based on existing guidance for cloud service providers. It is effective for reporting periods beginning after December 15, 2015. Management is assessing the impact of this pronouncement on its financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards will have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Subsequent to April 30, 2016, on May 2, 2016 the Company issued 4,000,000 shares of common stock under restricted stock purchase agreements, as discussed in Note 5, and authorized its bylaws.

Management has evaluated subsequent events through May 14, 2016, the date the financial statements were available to be issued. Based on the evaluation, no additional undisclosed subsequent events requiring adjustment or disclosure have been identified.